c/o MedCath Corporation
Re:   Accelerated Vesting of Your MedCath Stock Options
Dear                                         :
This letter amends and restates the prior letter regarding the accelerated vesting of your options to ensure that the terms approved by the Compensation Committee of the Board of Directors are correctly reflected in these option acceleration arrangements.
The accelerated vesting of the Company’s stock options was approved by the Compensation Committee (the “Amendment”) solely in response to an accounting change that began to apply to MedCath beginning on October 1, 2005. The Amendment was not intended to take away or add benefits to option holders when compared to the option plan and vesting arrangements prior to this accelerated vesting.
A summary of the options that were vested by the Amendment is attached to this letter as Exhibit A.
Accelerated Vesting of Options
Under the Amendment, all of your unvested MedCath stock options became vested and immediately and fully exercisable effective as of September 30, 2005. This means that you are free to exercise your options at any time. However, if you exercise an option prior to the date it would have originally vested, the MedCath stock you receive will be subject to the sale restriction described below.
Sale Restriction if Your Employment Continues to the Originally Scheduled Vesting Date
While you remain employed, you may not sell the MedCath stock you acquired upon exercise until the date the option would have vested if it had not been accelerated by the Amendment.
Sale Restriction if Your Employment Terminates Prior to the Originally Scheduled Vesting Date
If you do not remain employed through the originally scheduled vesting date, then the sale restriction will apply to the stock you acquired in connection with the exercise of your option (whether your option is exercised before or after your employment termination date) until the later of (i) three years from your employment termination date or (ii) the date the option would have vested if it had not been accelerated by the Amendment (and you had remained employed through that date) (the “Restriction Period”) in the following two situations:
First, if you exercise an option while you are employed by MedCath prior to its originally scheduled vesting date and your employment terminates for any reason prior to the originally scheduled vesting date, then you may not sell the MedCath stock you acquired during the Restriction Period.
Second, if your employment with the Company terminates for any reason and thereafter you exercise an option that would not have vested as of your termination date absent acceleration by the Amendment, then you may not sell the MedCath stock you acquired during the Restriction Period. This situation may arise because in most cases you may exercise vested stock options during a limited period following your termination of employment. For example, if you resign, your options remain exercisable for 90 days. The restriction will not apply to any options exercised during the 90 day period that originally would have vested prior to your termination, but it will apply to any options exercised during the 90 day period that would have been forfeited upon your termination if the Compensation Committee had not been accelerated the vesting of your options.
Change in Control of the Company
The sale restriction would cease to apply in connection with a change in control (as defined in your Option Award Agreement) of the Company.
Scope of the Sale Restriction
The sale restriction prohibits any direct or indirect sale, pledge, transfer, contract or other transaction or arrangement involving any MedCath stock that is subject to the restriction and prohibits any other transaction that is intended to give a holder any benefits of a sale of such stock. Because a cashless exercise involves the simultaneous exercise of an option and the sale of some or all of the shares being purchased by the exercise of the option, you would not be allowed to engage in a cashless exercise of an option if the shares you are acquiring in connection with the option exercise would be subject to the sale restriction. In addition, you may not enter into any type of hedging transaction or contract with respect to any MedCath stock that is subject to the sale restriction.
Enforcement of Sale Restriction
MedCath has the right to cause the certificates representing shares that are subject to the sale restriction to bear a legend to ensure compliance with the sale restriction and to give instructions to its stock transfer agent to stop the registration of the transfer of any shares that are subject to the sale restriction.
Conversion of Some Incentive Stock Options to Nonqualified Stock Options
The Internal Revenue Code limits the amount of “incentive stock options” or “ISOs” that may vest in any calendar year. If the limitation is exceeded, then the options that vest in excess of the limit become “nonqualified options” or “NQSOs.” The primary difference between ISOs and NQSOs is that you do not recognize taxable compensation income upon the exercise of ISOs. Instead, taxable income is recognized at the time the stock acquired in connection with an ISO exercise is sold, subject to certain other Internal Revenue Code rules and limitations. The full vesting of your options may have caused a portion of your ISOs to vest in excess of the 2005 calendar year limit and to become NQSOs. If any your options converted from ISO to NQSO status due to the accelerated vesting, the change is shown in the attached Exhibit. The conversion has no impact unless you decide to exercise your options, and if you decide to exercise a converted option, you should realize that the tax consequences of the cashless exercise of an ISO are substantially identical to the exercise of an NQSO and therefore the impact may be minimal. It is always a good idea to consult your accountant or tax advisor prior to the exercise of any stock option to be sure you fully understand the tax consequences of the exercise, as well as any sale of the shares.
To indicate your acceptance of the terms of this letter, please sign and date the enclosed copy of this letter and return it to Phil Song as soon as possible. Please file the original copy of this letter with your copy of the award agreement(s) for your options.
Thank you for your prompt attention to this matter.
Very truly yours,
John T. Casey,
Chairman and Chief Executive Officer
MedCath Corporation
ACCEPTED EFFECTIVE AS OF SEPTEMBER 30, 2005: